[Letterhead of Sutherland Asbill & Brennan LLP]

August 29, 2014

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Filed on August 20, 2014 (File No. 333-197004)

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on August 22, 2014 and August 25, 2014, with respect to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (File No. 333-197004), filed with the Commission on August 20, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Fund’s responses.  Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

Determination of NAV — Determinations in Connection With Offerings (Page 143)

1.                                      We note your response to prior comment 9 set forth in the Staff’s letter, dated July 24, 2014 (the “Prior Letter”). Please clarify that, in connection with sales of common stock, the board or an authorized committee will make a good faith determination that it is not selling shares of the Fund’s common stock at a price below the net asset value of the Fund’s common stock as of a time within forty-eight hours (excluding Sundays and holidays) prior to the sale of the Fund’s common stock. See Section 23(b) of the Investment Company Act (applicable to BDCs through Section 63 of the Investment Company Act).

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

PART C

2.                                      We note your response to prior comment 12 set forth in the Prior Letter.  Please provide us with a representation that, (i) if the Fund determines to offer any type of debt that is denominated as “senior” it will only do so if the Fund has subordinated debt outstanding at the time of issuance of such “senior” debt and (ii) if the Fund determines to issue any debt that is materially different from the types of debt for which the Fund has filed forms of prospectus supplements, it will file a post-effective amendment to the registration statement that (a) must be accelerated by the Staff and (b) includes a form of prospectus supplement with respect to the new type of security.

The Fund confirms to the Staff that it will not denominate any debt security as “senior” unless at the time of issuance of such “senior” debt security the Fund has debt outstanding that is subordinated to such “senior” debt security. In addition, the Fund has filed with the Registration Statement forms of prospectus supplements for retail notes and institutional notes. The Fund currently does not anticipate that it will sell any other types of debt securities off of the Registration Statement. However, if the Fund determines to issue any debt securities that are not retail notes or institutional notes, the Fund confirms to the Staff that it will file a post-effective amendment to the Registration Statement that must be accelerated by the Staff and includes a form of prospectus supplement with respect to the new type of security.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP